Excelsior Directional Hedge Fund of Funds, LLC
                              N-SAR Item 77c


A special meeting of Members of the Company was held on March 29, 2007 at the offices of the Company, 225 High Ridge Road, Stamford, Connecticut 06905. The meeting was held for the following purposes: (1) to approve the New Advisory Agreement between the Company and the Adviser to become effective upon completion of the Sale, (2) to elect four members of the Board, David R. Bailin, Gene M. Bernstein, Stephen V. Murphy and Victor
F. Imbimbo, Jr., as members of the Board of the Company, and (3) to approve a Plan and Agreement of Reorganization and Merger to implement a master/feeder investment structure.

The results of the proxy solicitation on the above matters were as follows:


                                     Votes for          Votes against       Votes withheld   Abstentions
Proposal 1                          156,061.340             0                   -                  0

Proposal 2
   1.    David R. Bailin            156,061.340             -                   0                  -
   2.    Gene M. Bernstein          156,061.340             -                   0                  -
   3.    Stephen V. Murphy          156,061.340             -                   0                  -
   4.    Victor F. Imbimbo, Jr.     156,061.340             -                   0                  -

Proposal 3                          156,061.340             0                   -                  0